Matthew L. Thompson Partner matthew.thompson@FaegreBD.com Direct +1 612 766 6854	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

October 31, 2012

Via EDGAR System

Ms. Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)
Post-Effective Amendment No. 2 to the
Registration Statement on Form N-1A

Dear Ms. Browning:

On behalf of our client, Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), we hereby transmit the above-referenced Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) via EDGAR for filing with the Securities and Exchange Commission, pursuant to Rule 485(b) of the Securities Act of 1933. The Trust has designated on the facing sheet of Post-Effective Amendment No. 2 that such Post-Effective Amendment become effective immediately upon filing.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by Amendment No. 2, Amendment No. 2 does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

We also acknowledge with this letter the following additional comments that you conveyed during our telephone call on October 29, 2012 regarding the Prospectus and Statement of Additional Information of Whitebox Long Short Equity Fund (the “Fund”), a series of the Trust:

1.	Revise footnote 3 to the fee table to specify that only waived fees and expenses approved by the Board of Trustees will be subject to subsequent recovery.

U.S. Securities and Exchange Commission

October 31, 2012

2.	Remove or revise the phrase “from time to time:” which appears in the Registration Statement. Instead, include where appropriate plain English disclosure of the circumstances and frequency of such activities.
3.	Remove open-ended phrases, including “such as” and “including.” Instead, include a complete list where appropriate. For example, revise the sentence stating that the Fund “may invest in other investment companies, including exchange-traded funds.”
4.	Remove or revise statements that imply the Adviser will have freedom to depart from the investment strategies and limitations set forth in response to Item 4 and Item 9 of Form N-1A. For example, remove or revise the sentence stating that, “The Adviser will have the discretion to adjust the Fund’s market exposure as needed to achieve the Fund’s investment objective.”
5.	Add language clarifying in plain English the relationship between the range in which the Adviser will manage beta and the objective of maintaining positive returns. This disclosure need not be included in the summary prospectus, but could instead be included in response to Item 9 of Form N-1A.
6.	Revise the disclosure to make clear whether or not the Fund will invest in unit investment trusts as a principal investment strategy.
7.	Clearly disclose that derivatives may be used for “speculative” purposes.
8.	High portfolio turnover risk is currently included as both a principal and non-principal risk. Revise to include it only as a principal or non-principal risk, as appropriate.
9.	In the disclosure of the Fund’s investment limitations set forth in the SAI, replace the cross-reference to Investment Company Act limitations with a description of such limitations (including the specific coverage ratio requirements).

Please be advised that each of these comments has been appropriately addressed in the Fund’s Prospectus and Statement of Additional Information.

* * *

In connection with this letter, the Trust has authorized us to convey to you that the Trust acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;
•	Staff comments or changes to disclosures in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 31, 2012

Please direct any further comments or questions to the undersigned at the telephone number or email address listed above.

Very truly yours,

/s/ Matthew L. Thompson

Matthew L. Thompson